Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 305 982 5581 F: 954 463 2224

April 24, 2019

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Xenetic Biosciences, Inc.

Registration Statement on Form S-4

Filed March 29, 2019

File No. 333-230637

Dear Mr. Dobbie:

On behalf of Xenetic Biosciences, Inc. (the “Company” or “Xenetic”), we hereby respond to the Staff’s comment letter, dated April 12, 2019, regarding the above referenced Registration Statement on Form S-4 filed on March 29, 2019 (the “Registration Statement”). For the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Registration Statement on Form S-4

General

1.	Please revise to include the disclosure regarding Hesperix SA required by Item 17(b) of Form S-4, including the financial statements, and revise to include the disclosure required by Item 5 of Form S-4, or tell us why you are not required to include this disclosure.

We respectfully submit that the Company's acquisition (the “Hesperix Acquisition”) of Hesperix, SA (“Hesperix”) does not trigger the need to include pro forma financial information under Item 5 of Form S-4, nor does it trigger the need to include the disclosure required by Item 17(b) of Form S-4.

In the Hesperix Acquisition, the Company is primarily acquiring certain rights to a single technology asset – the novel CAR T (Chimeric Antigen Receptor T Cell) platform technology, called XCART. Concurrent with the Hesperix Acquisition, the Company is acquiring additional rights to XCART through a series of related transactions, including the Company’s assignment agreement with OPKO Pharmaceuticals, LLC and the assignment by the Sellers of Hesperix (as such term is defined in the Registration Statement) of each Seller’s respective rights in the XCART technology to Hesperix (we refer to the Hesperix Acquisition and the related transactions, which together provide for the Company's acquisition of XCART, as the “Transaction”). Based on the analysis that follows, it is the Company's view that it is acquiring an asset and not a business and therefore the Transaction, including the Hesperix Acquisition, does not trigger Item 5 or Item 17(b) of Form S-4.

U.S. Securities and Exchange Commission

April 24, 2019

The Company expects to record the Transaction as the acquisition of an asset and not the acquisition of a business based on Article 11 of Regulation S-X and Accounting Standards Codification Topic 805, Business Combinations, as amended by Accounting Standards Update 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business (“ASC Topic 805”). Hesperix was formed as a holding company for the sole purpose of simplifying the Company's acquisition of certain ownership rights to XCART in order to facilitate the Transaction. Since its inception in September 2017, there have been no operating activities within Hesperix and Hesperix has no facilities, equipment, employees, or any operational activities or binding agreements with third parties.

The Company considered Rule 11-01 of Regulation S-X to determine if the Transaction was an acquisition of a business for the purposes of providing historical financial statements of Hesperix. As of the signing date of the Hesperix Acquisition agreement and the related Transaction documents, the Company concluded that disclosure of any prior financial information of Hesperix would not be material to an understanding of future operations, and also considered the following facts and circumstances, each in accordance with Rule 11-01(d) of Regulation S-X:

a)	Hesperix has no revenue or customer base;
b)	Hesperix has no tangible assets, including physical facilities, and no ability to manufacture any products;
c)	the XCART technology is at a very early stage of development and will require significant research and development efforts just to obtain the necessary approvals to commence clinical trials, which are then expected to take several years before the technology can be commercialized;
d)	Hesperix has no employees and a skilled workforce would need to be hired and trained in order to commence research and clinical development;
e)	there is no market distribution system or sales force in place; and
f)	there are no processes in place as Hesperix had not formalized any development plans, obtained regulatory approvals required to commence clinical trials or to commercialize the technology, or finalized any agreements with persons or entities with the capacity to develop and commercialize the technology.

Accordingly, the Company concluded that the Hesperix Acquisition does not represent the acquisition of a business and that the Company is not required to include pro forma financial information for Hesperix in accordance with Rule 11-01 of Regulation S-X.

The Company further considered the guidance outlined in ASC Topic 805 to determine if the Transaction should be treated as the acquisition of an asset or a business acquisition. According to ASC 805, a business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. To be capable of being conducted and managed for purposes of providing a return, an integrated set of activities and assets requires two essential elements – inputs and processes applied to those inputs. A business need not include all the inputs or processes that the seller used in operating that business. However, to be considered a business, the set must include at a minimum an input and a substantive process that together contribute to the ability to create output. When a set does not have outputs (for example, an early stage company that has not generated revenues), the set will have both an input and a substantive process that together significantly contribute to the ability to create outputs only if it includes employees that form an organized workforce and an input that the workforce could develop or convert into output. The organized workforce must have the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to another acquired input or inputs is critical to the ability to develop or convert that acquired input into outputs.

U.S. Securities and Exchange Commission

April 24, 2019

At signing and as expected through the closing of the Transaction, there were no regular, ongoing operations or assets of Hesperix. While an input existed at signing (e.g., the XCART platform technology), a substantive process did not exist that was capable of producing outputs. Hesperix did not have an organized workforce nor did it have any system, standard, protocol, convention or rule that when applied to an input creates or has the ability to contribute to the creation of outputs. There are no acquired contracts that provide access to an organized workforce that have the necessary skills, knowledge or experience to perform an acquired process that when applied to an acquired input is critical to the ability to continue producing outputs.

Given the above, the Company concluded that it is appropriate to record the Transaction, including the acquisition of all of the issued and outstanding shares of capital stock of Hesperix as the acquisition of an asset rather than the acquisition of a business.

* * * * *

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305.982.5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

Michael Francis
For the Firm

cc:	Securities and Exchange Commission
Sonia Bednarowski

Xenetic Biosciences, Inc.
Jeffrey Eisenberg, Chief Executive Officer
James Parslow, Chief Financial Officer

Akerman LLP
Christina C. Russo, Esq.